UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-42632

Scage Future

2F, Building 6, No. 6 Fengxin Road,

Yuhuatai District, Nanjing City

Jiangsu Province, 210012

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F ☐

Exhibit Index

Exhibit No.	Description
99.1	Press Release — Scage Future Provides Business Update on Deliveries, Technology Portfolio and Growth Initiatives; Initiates Regular Investor Communication

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Scage Future

Date: October 15, 2026	By:	/s/ Chao Gao
	Name:	Chao Gao
	Title:	Chairman and Chief Executive Officer

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